Chairman's Office

BHP Billiton Limited
180 Lonsdale Street
Melbourne Victoria 3000
Australia
GPO Box 86A
Melbourne Victoria 3001
Australia
Tel +61 1300 55 47 57
Fax +61 3 9609 4372
www.bhpbilliton.com

8 September 2005

Dear Shareholder(s)

I have great pleasure in enclosing your Notice for the 2005 annual general meeting of BHP Billiton Limited. The meeting will be held on Friday, 25 November 2005 commencing at 10:30 am (Perth time) at the Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia.

You will see from the Notice that your Board is recommending the election of two new Directors: Carlos Cordeiro and Gail de Planque. Carlos and Gail bring important skills and experience to the Boardroom and I am delighted that they have accepted invitations to join the Board.

Michael Chaney and Lord Renwick are both retiring from the Board after the annual general meetings. There is never a right time for hard-working directors to leave a board and we will miss their wise counsel. I thank them for their valuable contribution over many years.

Most of the items of business in the Notice will be familiar to you. As in prior years, we are asking shareholders to approve the Group's Remuneration Report. That Report appears on pages 44 to 58 of the Annual Report. You can also view a copy on the website at *www.bhpbilliton.com*.

During the past year we reviewed the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc. That review was in response to past and expected changes to the law. Resolutions 20 and 21 propose changes to these important documents to reflect the legislative changes, and to make some other changes we believe will assist in governing the Group. Full details are set out in the Notice.

Last year we introduced a new process to enable shareholders who were not able to attend the meeting to nevertheless ask questions. We have again included a Question Form for that purpose and a copy is attached to your proxy form. We will post the questions we receive on the website, together with answers, and will address as many as possible at the meeting.

If you are not able to attend the meeting in person, please complete and mail the enclosed proxy form back to us. Alternatively, you may register your proxy appointment and voting instructions electronically on the internet or by fax.

Your Directors believe that the proposals set out in the Notice, and described in the Explanatory Notes, are in the best interests of both the Company and its shareholders, and unanimously recommend that you vote in favour of all of the resolutions, as they intend to do in respect of their own beneficial holdings. If I or any of my fellow Directors are appointed as a proxy we will, of course, vote in accordance with any instructions given to us. If we are given discretion as to how to vote, we will vote in favour of each of the items of business to be considered.

I sincerely hope you are able to join us and take advantage of this opportunity to meet with and talk to Directors and senior executives and I look forward to seeing as many of you as possible at the meeting.

Yours sincerely



Don Argus
Chairman

A member of the BHP Billiton Group which is headquartered in Australia.
Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia
ABN 49 004 028 077

Index

In this Notice, BHP Billiton Limited refers to the company listed on the Australian Stock Exchange and BHP Billiton Plc refers to the company listed in the Official List of the UK Listing Authority whose shares are traded on the London Stock Exchange.

Notice is given that the annual general meeting of shareholders of BHP Billiton Limited will be held at the Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia on Friday, 25 November 2005 at 10.30 am (Perth time) for the purpose of transacting the following business.


CONVENTION EXHIBITION CENTRE
LOADING DOCK 1
LOADING DOCK 2
LOADING DOCK 3
LOADING DOCK 4
LOADING DOCK 5
CAFE
ADMINISTRATION LOADING DOCK
AUDITORIUM
CONVENTION CENTRE
BOARDROOMS 1-4
EXHIBITION PAVILION 1
EXHIBITION PAVILION 2
EXHIBITION PAVILION 3
EXHIBITION PAVILION 4
EXHIBITION PAVILION 5
CARPARK ACCESS
ENTRY
DISABLED LIFT FACILITIES
VELLUTO CAFE
FOYER
RECEPTION DESK
STAIRS
PLAZA
BUSPORT
MEDINA HOTEL
METRO BAR & BISTRO
CARPARK
PLAZA ENTRY LANE
BUS LANE
ERNST & YOUNG
MOUNTS BAY ROAD
WILSON CARPARK
MILL STREET
CITY
PARMELIA HILTON HOTEL

Items of Business

Items 1 to 14 and 17 to 19 will be proposed as ordinary resolutions. Items 15, 16, 20 and 21 will be proposed as special resolutions.

Financial Statements and Reports

1. To receive the Financial Statements for BHP Billiton Plc for the year ended 30 June 2005, together with the Directors' Report, the Auditor's Report and the Remuneration Report as set out in the Annual Report.

2. To receive the Financial Statements for BHP Billiton Limited for the year ended 30 June 2005, together with the Directors' Report, the Auditor's Report and the Remuneration Report as set out in the Annual Report.

Election of Directors

3. Mr C A S Cordeiro was appointed a Director by the Board of BHP Billiton Plc since the last annual general meeting and offers himself for election as a Director of BHP Billiton Plc.

4. Mr C A S Cordeiro was appointed a Director by the Board of BHP Billiton Limited since the last annual general meeting and offers himself for election as a Director of BHP Billiton Limited.

5. The Hon. E G de Planque was appointed a Director by the Board of BHP Billiton Plc since the last annual general meeting and offers herself for election as a Director of BHP Billiton Plc.

6. The Hon. E G de Planque was appointed a Director by the Board of BHP Billiton Limited since the last annual general meeting and offers herself for election as a Director of BHP Billiton Limited.

7. Mr D A Crawford has served on the Board of BHP Billiton Limited for more than nine years and, in accordance with the Board's policy, offers himself for re-election as a Director of BHP Billiton Plc.

8. Mr D A Crawford has served on the Board of BHP Billiton Limited for more than nine years and, in accordance with the Board's policy, offers himself for re-election as a Director of BHP Billiton Limited.

The following Directors retire by rotation and, being eligible, submit themselves for re-election:

9. Dr D A L Jenkins as a Director of BHP Billiton Plc.

10. Dr D A L Jenkins as a Director of BHP Billiton Limited.

11. Mr M Salamon as a Director of BHP Billiton Plc.

12. Mr M Salamon as a Director of BHP Billiton Limited.

Re-appointment of auditors of BHP Billiton Plc

13. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   'That KPMG Audit Plc be re-appointed as the auditor of BHP Billiton Plc and that the Directors be authorised to agree their remuneration.'

General authority to allot shares in BHP Billiton Plc

14. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

   'That the authority and power to allot relevant securities conferred on the Directors by Article 9 of BHP Billiton Plc's Articles of Association be renewed for the period ending on the earlier of (i) 19 January 2007, and (ii) the later of the annual general meeting of BHP Billiton Plc and the annual general meeting of BHP Billiton Limited in 2006, and for such period the section 80 amount (under the United Kingdom Companies Act 1985) shall be US$265 926 499.00.'

Disapplication of pre-emption rights in BHP Billiton Plc

15. To consider and, if thought fit, pass the following resolution as a special resolution:

   'That the authority and power to allot equity securities for cash conferred on the Directors by Article 9 of BHP Billiton Plc's Articles of Association be renewed for the period ending on the earlier of (i) 19 January 2007, and (ii) the later of the annual general meeting of BHP Billiton Plc and the annual general meeting of BHP Billiton Limited in 2006, and for such period the section 89 amount (under the United Kingdom Companies Act 1985) shall be US$61 703 675.00.'

Re-purchase of shares in BHP Billiton Plc

16. To consider and, if thought fit, pass the following resolution as a special resolution:

'That BHP Billiton Plc be and is hereby generally and unconditionally authorised in accordance with Article 6 of its Articles of Association and section 166 of the United Kingdom Companies Act 1985 to make market purchases (as defined in section 163 of that Act) of ordinary shares of US$0.50 nominal value each in the capital of BHP Billiton Plc ('shares') provided that:

a. the maximum aggregate number of shares hereby authorised to be purchased shall be 246 814 700, representing 10 per cent of BHP Billiton Plc's issued share capital;

b. the minimum price which may be paid for each share is US$0.50, being the nominal value of the shares;

c. the maximum price which may be paid for any share is not more than 5 per cent above the average of the middle market quotations for a share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase of the shares; and

d. the authority conferred by this resolution shall, unless renewed prior to such time, expire on the earlier of (i) 19 April 2007, and (ii) the later of the annual general meeting of BHP Billiton Plc and the annual general meeting of BHP Billiton Limited in 2006 (provided that BHP Billiton Plc may enter into a contract for the purchase of shares before the expiry of this authority which would or might be completed wholly or partly after such expiry).'

Remuneration Report

17. To approve the Remuneration Report for the year ended 30 June 2005.

Approval of Grants to executive Directors

18. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the grant of Deferred Shares and Options under the BHP Billiton Limited Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Limited Long Term Incentive Plan to executive Director and Chief Executive Officer, Mr C W Goodyear, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.'

19. To consider and, if thought fit, pass the following resolution as an ordinary resolution:

'That the grant of Deferred Shares and Options under the BHP Billiton Plc Group Incentive Scheme and the grant of Performance Shares under the BHP Billiton Plc Long Term Incentive Plan to executive Director and Group President Non-Ferrous Materials, Mr M Salamon, in the manner set out in the Explanatory Notes to this Notice of Meeting be approved for all purposes, including for the purpose of ASX Listing Rule 10.14.'

Each of BHP Billiton Limited and BHP Billiton Plc will disregard any votes cast on resolutions 18 and 19 inclusive by:

- *Mr C W Goodyear;*

- *Mr M Salamon;*

- *any other Director who is eligible to participate in any employee incentive scheme of either BHP Billiton Limited or BHP Billiton Plc (of which there are none); and*

- *any of their associates,*

unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the proxy form or unless the vote is cast by a person chairing the meeting as proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

Amendments to the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited

20. To consider and, if thought fit, pass the following resolution as a special resolution:

'That the Articles of Association of BHP Billiton Plc be amended in the manner outlined in Appendix 2 to this Notice of Meeting.'

21. To consider and, if thought fit, pass the following resolution as a special resolution:

'That the Constitution of BHP Billiton Limited be amended in the manner outlined in Appendix 1 to this Notice of Meeting.'

EXPLANATORY NOTES

Voting arrangements under the Dual Listed Companies structure

Because BHP Billiton Limited and BHP Billiton Plc have retained their status as separate companies, two annual general meetings will be held – BHP Billiton Plc in London on 20 October 2005 and BHP Billiton Limited in Perth on 25 November 2005.

The merger agreements between the two companies allow shareholders of both companies jointly to make decisions on significant matters. Significant matters are identified in the merger agreements.

Where a significant matter affects the shareholders of each company in similar ways it is called a joint electorate matter.

At the annual general meetings this year, all items of business are joint electorate matters.

The process that allows both sets of shareholders to vote on joint electorate matters is called a joint electorate action.

Voting on joint electorate actions works as follows:

· if you vote at the meeting of BHP Billiton Limited (whether in person, by representative, by attorney or by proxy) an equivalent vote will be cast on the corresponding resolution at the annual general meeting of BHP Billiton Plc;

· shareholders of BHP Billiton Plc who vote on the corresponding resolution proposed at their annual general meeting will have those votes treated as though they were also cast at the meeting of BHP Billiton Limited; and

· a resolution will only be passed if the total of the votes cast (after the votes of shareholders of both companies are added together) meets the required majority. In the case of an ordinary resolution the majority is 50 per cent of the votes cast and, in the case of a special resolution, it is 75 per cent of the votes cast.

The results of any resolution cannot be finalised until after both meetings are concluded. Voting at each meeting will be conducted by poll and the results announced to the stock exchanges as soon as they are known.

Business

Explanatory notes on the items of business to be considered at the meeting follow.

Items 1 and 2 – Financial Statements and Reports

The law in Australia and England requires Directors to lay before the meeting of shareholders the Financial Report (or Statements), Directors' Report, Auditor's Report and the Remuneration Report for the year.

In accordance with the Group's approach to corporate governance, shareholders in each company are being asked to receive the reports and accounts of both companies. Shareholders will have received a copy of the BHP Billiton Limited Annual Report in accordance with their election.

Both BHP Billiton Limited and BHP Billiton Plc's Annual Reports are available on the website at *www.bhpbilliton.com*. Alternatively, shareholders can request copies by telephoning 1300 656 780 (from within Australia) or (613) 9415 4020 (from elsewhere).

Also available on the website and to shareholders on request is a copy of the single entity financial statements of BHP Billiton Limited.

Receiving the accounts is considered a significant matter and is therefore a joint electorate action (see the previous section on voting arrangements for an explanation). Shareholders of both companies must therefore vote on these items and they must be passed as ordinary resolutions.

Items 3 to 12 – Election of Directors

The merger agreements require the Boards of BHP Billiton Limited and BHP Billiton Plc to be identical. Mr C A S Cordeiro and The Hon. E G de Planque are seeking election by shareholders to both Boards (hereafter referred to as the 'Board'), having been appointed Directors since the last annual general meetings. Dr D A L Jenkins and Mr M Salamon are retiring from the Board by rotation and it is proposed that they be re-appointed.

The Board has also determined that after a non-executive Director has served on the Board for nine years from the date of their first election, that Director will stand for annual election from the first annual general meeting after the expiration of their current term. Accordingly, Mr D A Crawford is retiring from the Board and it is proposed that he be re-appointed.

The Nomination Committee of the Board has conducted an assessment of the performance of each of the retiring non-executive Directors, Mr D A Crawford and Dr D A L Jenkins. The Committee has also reviewed the skills, knowledge, experience and diversity represented on the Board. Having conducted those assessments and that review, the Board recommends to shareholders the re-election of the retiring Directors and the election of Mr C A S Cordeiro and The Hon. E G de Planque.

The performance assessments were designed to measure the effectiveness of each of the non-executive Directors. Mr C A S Cordeiro and each of the retiring non-executive Directors are considered by the Board to be independent in character and judgement and free from any business or other relationship which could interfere, or appear to interfere, with the exercise of their objective, unfettered or independent judgement. Mr M Salamon is the Group President Non-Ferrous Materials and, as an executive Director, is not considered independent. The Annual Report contains further information on the independence of Directors on pages 33 and 34.

The election of Directors to the Board is considered a significant matter and is therefore a joint electorate action. Shareholders are requested to approve the election of Directors to each Board.

If a Director is elected to one Board and not the other then that Director will not be appointed to either Board.

The resolutions to appoint these Directors must each be passed separately as ordinary resolutions.

Biographical details, the skills and the experience of each of the Directors standing for election are set out below and on pages 31 and 32 of the Annual Report.



Carlos Cordeiro



Gail de Planque

Carlos Cordeiro
AB (Economics), MBA, 49

Carlos Cordeiro brings to the Board more than 20 years' experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of The Goldman Sachs Group Inc, and was the senior banker to the World Bank. He is an Advisory Director of The Goldman Sachs Group Inc and Vice Chairman of Goldman Sachs (Asia).

Mr Cordeiro was appointed a Director of BHP Billiton Limited and BHP Billiton Plc in February 2005. He vacated his office on 3 April and was re-appointed by the Board on 26 August 2005. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Constitution because, like all other Directors and senior executives, he was in possession of unpublished price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Limited for the whole of the period that was available to him to comply.

The Board believes Mr Cordeiro has made and will continue to make a significant contribution to its work. He adds considerable skill in the area of global financial and capital markets.

Mr Cordeiro says: 'BHP Billiton's success stems from a dedication to the creation of long-term shareholder value, good corporate governance, and a mindful focus on the environment and communities in which it operates. Given the increasing complexity of the world in which we live and the opportunities created by favourable trading conditions, it will be even more important for the Company to maintain a relentless commitment to these key success factors.'

The Board recommends the election of Mr Cordeiro.

Gail de Planque
AB (Mathematics), MS (Physics) PhD (Env Health Sciences), 60

Gail de Planque is an expert in nuclear technology and has over 30 years' experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive Director of global energy companies.

The Board has resolved to appoint The Hon. E G de Planque a Director of BHP Billiton Limited and BHP Billiton Plc with effect from 19 October 2005. She is a consultant on atomic energy matters and is President of Strategy Matters Inc. and a Director of Strategists Consultancy Ltd. She is a former Commissioner of the United States Nuclear Regulatory Commission, a former Director of the Environmental Measurements Laboratory of the US Department of Energy, a Fellow and former President of the American Nuclear Society, a Fellow of the American Society for the Advancement of Science and a Member of the US National Academy of Engineering. She is a Director of TXU Corp, Northeast Utilities, Landauer Inc. BNG America Inc., and a former Director of BNFL Plc.

The Board believes that The Hon. E G de Planque's significant experience in energy, environmental, and health and safety matters brings great value to the Board.

Dr de Planque says: 'Creating shareholder value is essential, but only possible if Directors are continuously vigilant with respect to good corporate governance, company values, corporate social responsibility and respect for the health, safety and the environment of not only employees but all stakeholders. Successful companies have learned that being proactive in these areas beyond mere compliance is not only advisable but leads to outstanding business performance. In the end, striving for excellence and doing the right thing always works for all concerned.'

The Board recommends the election of The Hon. E G de Planque.



David Crawford



David Jenkins

David Crawford
BComm, LLB, FCA, FCPA, FAICD, 61

David Crawford has extensive experience in risk management and business reorganisation, having acted as a consultant, scheme manager, receiver and manager or liquidator to large and complex groups of companies.

He was appointed a Director of BHP Limited in May 1994 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. He is Chairman of the Risk and Audit Committee.

Mr Crawford is a former partner and Australian National Chairman of KPMG, Chartered Accountants. He is Chairman of Lend Lease Corporation Limited and a Director of Foster's Group Limited and Westpac Banking Corporation.

The Nomination Committee conducted a review of Mr Crawford's performance as a Director of the Group. All Directors contributed to that review and the Chairman led a discussion with Mr Crawford on the outcome. On the basis of that review the Nomination Committee recommended, and the Board endorsed, Mr Crawford as a candidate for re-election.

In recommending the re-election of Mr Crawford the Nomination Committee and the Board took into account the fact that Mr Crawford has served on the Board of BHP Billiton Limited for 11 years. Under the terms of the policy adopted by the Board requiring directors who have served for a period of nine years since the date of their first election to stand for annual election, Mr Crawford is required to seek re-election at each annual general meeting for the remainder of his tenure.

The Board is satisfied that Mr Crawford's tenure has not in any way compromised his ability to effectively discharge his obligations as a non-executive Director, nor has it impaired his independence of character and judgement. The Board believes that he makes an outstanding contribution to the work of the Board and to the work of the Risk and Audit Committee.

In recommending Mr Crawford for re-election the Board also took into account Mr Crawford's former association with KPMG, details of which are set out on page 34 of the Annual Report. Mr Crawford resigned as a partner and Australian National Chairman of KPMG in June 2001 and has no ongoing relationship with KPMG. The Board does not consider Mr Crawford's independence to be compromised.

Mr Crawford says: 'The creation of value for shareholders over both the short and long term requires Directors to ensure that appropriate policies and procedures are in place and implemented. Thus the importance of our Charter and Guide to Business Conduct which, together with good corporate governance, enable the strategic objectives to be achieved for the good of the Company.'

The Board recommends the re-election of Mr Crawford.

David Jenkins
BA, PhD (Geology), 66

David Jenkins' executive career at BP Plc makes him a recognised authority on oil and gas technology.

He was appointed a Director of BHP Limited in March 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc in June 2001. He is a member of the Remuneration Committee and the Risk and Audit Committee.

Dr Jenkins was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources, and Chairman of the Energy Advisory Panel of Science Applications International Corporation. He is a Director of Chartwood Resources Limited and Orion Energy Associates Limited.

The Nomination Committee conducted a review of Dr Jenkins' performance as a Director of the Group. All Directors contributed to that review and the Chairman led a discussion with Dr Jenkins on the outcome. On the basis of that review the Nomination Committee recommended, and the Board endorsed, Dr Jenkins as a candidate for re-election.

Dr Jenkins says: 'Correctly anticipating changes in the business environment and then being able to respond appropriately, is essential to the successful execution of strategy for a global natural resources enterprise. A key task for the Board is to ensure BHP Billiton's strategy remains successful and continues to deliver growth in shareholder value, whilst preserving our high standards of corporate governance.'

The Board recommends the re-election of Dr Jenkins.



Mike Salamon

Mike Salamon

BSc Mining Engineering, MBA, 50

Mike Salamon is one of two executive Directors on the Board. He has extensive knowledge of the mining industry and of BHP Billiton's operations. He is the Group President Non-Ferrous Materials, with responsibility for the Aluminium, Base Metals and Stainless Steel Materials Customer Sector Groups.

He was appointed a Director of BHP Billiton Limited and BHP Billiton Plc in February 2003.

Mr Salamon was previously Senior Minerals Executive and President of the Aluminium Customer Sector Group, Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium.

Mr Salamon's performance as an executive was reviewed by the Chief Executive Officer according to the key performance indicators set out in section 4.2.3 of the Remuneration Report that forms part of the Annual Report. The outcomes of that review are also contained in that Report. The Board has endorsed Mr Salamon as a candidate for re-election.

Mr Salamon says: 'BHP Billiton has great opportunities in today's resources environment to continue to enhance the value that the Company delivers to shareholders. As Directors it is incumbent on us to ensure that management fulfills this promise in a manner consistent with the Company's Charter so that all stakeholders continue to benefit from our activities.'

The Board recommends the re-election of Mr Salamon.

Mr M A Chaney and Lord Renwick of Clifton also retire by rotation and are not seeking re-election. They will retire with effect from the close of the annual general meeting of BHP Billiton Limited to be held on Friday, 25 November 2005.

Item 13 – Re-appointment of auditors of BHP Billiton Plc

The law in England requires shareholders to approve the appointment of a company's auditors each year. The appointment runs until the conclusion of the next annual general meeting. In addition, the law requires shareholders either to agree the remuneration of the auditors or authorise a company's directors to do so.

KPMG has acted as the sole auditor of BHP Billiton Limited and BHP Billiton Plc since December 2003. Prior to that, KPMG and PricewaterhouseCoopers acted as joint auditors.

The law in Australia does not allow for a similar annual re-appointment of auditors. A resolution to re-appoint the auditors of BHP Billiton Limited has, therefore, not been proposed.

This item is regarded as a significant matter and is therefore a joint electorate action. Shareholders of both BHP Billiton Limited and BHP Billiton Plc must therefore vote on it and it must be passed as an ordinary resolution.

Item 14 – General authority to allot shares in BHP Billiton Plc

Under English law a company must obtain shareholder consent before it can make an allotment of unissued shares.

The companies may be required to allot unissued shares to employees participating in the Group Incentive Schemes and other legacy employee share schemes. From time to time, the companies also consider the allotment of unissued shares to finance business opportunities.

Shareholders are again being asked to consent to BHP Billiton Plc allotting unissued shares, up to a designated limit, for a further year.

The proposed limit is US$265 926 499.00 in nominal amount, representing 531 852 998 shares of US$0.50 each being 21.55 per cent of the total issued share capital of BHP Billiton Plc (calculated exclusive of treasury shares) as at the date of this Notice. This limit accords with corporate governance practice in the United Kingdom, being the difference between issued and authorised share capital of BHP Billiton Plc.

While the limit exceeds the number of shares that could be allotted under the Group Incentive Schemes and other employee share schemes, it is being proposed to ensure that, should a business opportunity arise during the course of the year, the Directors have the capacity to finance that opportunity through the allotment of unissued shares up to the limit set. There are currently no business opportunities under consideration that would be financed in this way and the Board has no present intention to use this authority, which will expire 15 months after the 2005 BHP Billiton Plc annual general meeting or at the conclusion of the BHP Billiton annual general meetings in 2006, whichever is earlier.

There were no allotments of unissued shares made under the approval granted by shareholders at the 2004 annual general meetings.

As at the date of this Notice of Meeting, BHP Billiton Plc does not hold any of its shares in treasury.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as an ordinary resolution.

Item 15 – Disapplication of pre-emption rights in BHP Billiton Plc

Before Directors can allot unissued shares wholly for cash, English law requires Directors to offer those unissued shares to existing shareholders first in proportion to their holdings.

The Listing Rules of the Australian Stock Exchange ('ASX') permit Directors to allot unissued shares in BHP Billiton Limited without shareholder approval up to a maximum number equivalent to approximately 15 per cent of the issued capital of the Company prior to the allotment.

To enable the allotment of unissued shares wholly for cash for the reasons outlined in the notes to item 14 above and the sale of shares for cash out of treasury, Directors are asking shareholders to suspend the application of section 89 of the United Kingdom Companies Act 1985 up to a limit of 123 407 350 shares. This number is equivalent to 5 per cent of the issued ordinary capital of BHP Billiton Plc (including any shares held in treasury) as at the date of this Notice.

Since there were no allotments of unissued shares made in the past year, the Directors did not act under this authority granted by shareholders at the 2004 annual general meetings.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It must be passed as a special resolution.

Item 16 – Re-purchase of shares in BHP Billiton Plc

Authority was given to the Directors at the 2004 annual general meetings to make market purchases (within the meaning of section 163(3) of the United Kingdom Companies Act 1985) of ordinary shares in the capital of BHP Billiton Plc subject to certain conditions, such authority to expire on the date of the BHP Billiton Limited annual general meeting on 25 November 2005. No market purchases of ordinary shares have yet been made during the period.

Resolution 16 seeks to renew that authority for a further period, expiring on the earlier of 19 April 2007 and the later of the BHP Billiton annual general meetings in 2006. Shareholders are asked to consent to the purchase by BHP Billiton Plc of up to a maximum of 246 814 700 ordinary shares, which represents 10 per cent of BHP Billiton Plc's issued share capital as at the date of this Notice of Meeting. The maximum price which may be paid for an ordinary share is 105 per cent of the average middle market quotation for the five business days preceding the purchase and the minimum price which may be paid for any ordinary share is its nominal value of US$0.50.

The Directors believe that the authority to re-purchase ordinary shares could be exercised in the future although there is no current intention to re-purchase ordinary shares as at the date of this Notice of Meeting.

As at the date of this Notice of Meeting, there were options and other awards under employee share plans outstanding to subscribe for 8 849 287 shares in BHP Billiton Plc which, if exercised in full, would represent 0.36 per cent of the issued share capital at such date. If the authority to buy back shares under resolution 16 were exercised in full, such options or other awards would, on exercise, represent 0.40 per cent of the issued share capital of BHP Billiton Plc, net of the shares bought back.

The authority conferred by resolution 16 will only be exercised after considering the effects on earnings per share and the benefits for shareholders generally.

The United Kingdom Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations') enable companies in the United Kingdom to hold any of their own shares they have purchased as treasury stock with a view to possible resale at a future date, rather than cancelling them. If BHP Billiton Plc does re-purchase any of its shares under the Regulations, the Directors would consider holding those shares in treasury, provided that the number of shares held in treasury at any one time does not exceed 10 per cent of the nominal value of BHP Billiton Plc's issued share capital. This will provide BHP Billiton Plc with additional flexibility in the management of its capital base, enabling it either to sell treasury shares quickly and cost-effectively or to use the treasury shares to satisfy awards under BHP Billiton employee share schemes.

This item is regarded as a significant matter and must therefore be considered as a joint electorate action. It is proposed as a special resolution.

Item 17 – Remuneration Report

The Annual Report for the year ended 30 June 2005 contains a Remuneration Report, which sets out the remuneration policy for the Group and reports the remuneration arrangements in place for executive Directors, non-executive Directors and Specified Executives. This meets requirements in the United Kingdom and Australia for disclosure of information on this topic. A copy of the report is set out on pages 44 to 58 of the Annual Report and can also be found on the BHP Billiton website at *www.bhpbilliton.com*.

The law in Australia and England makes it clear that the shareholder vote is advisory only and will not require BHP Billiton Limited or BHP Billiton Plc to alter any arrangements detailed in the Remuneration Report, should the resolution not be passed.

Notwithstanding the legislative effect of this requirement, the Board has determined that it will take the outcome of the vote into consideration when considering the Group's remuneration policy.

This item is regarded as a significant matter and is therefore a joint electorate action.

Items 18 and 19 – Approval of Grants to executive Directors

It is proposed that Mr C W Goodyear and Mr M Salamon, each of whom is an executive Director of BHP Billiton Limited and BHP Billiton Plc, be awarded securities under the Group Incentive Scheme ('GIS') and the Long Term Incentive Plan ('LTIP'). Under the ASX Listing Rules, an issue of BHP Billiton Limited securities to Directors is required to be approved by shareholders. Specific approval is not required for the issue of BHP Billiton Plc securities to Directors where the scheme has been approved by shareholders, but approval is nonetheless being sought on a voluntary basis.

ASX Listing Rule 10.15 requires this Notice of Meeting to include the following information in relation to the Deferred Shares, Options and Performance Shares, which may be granted to the executive Directors under the terms of the GIS and the LTIP.

(a) The maximum number of Deferred Shares or Options that may be acquired by the executive Directors under the GIS, and the maximum number of Performance Shares that may be acquired by the executive Directors under the LTIP, in respect of which approval is sought is as follows:

Director	Award under GIS	Award under LTIP
Mr C W Goodyear	94 122 Deferred Shares/ 376 488 Options	600 000 Performance Shares
Mr M Salamon	86 705 Deferred Shares/ 346 822 Options	300 000 Performance Shares

The maximum number of Deferred Shares or Options outlined above is based on the executive Directors receiving a bonus amount under the GIS for their performance over the year ended 30 June 2005. The maximum bonus amount is determined according to the formula which forms part of the GIS rules approved by shareholders at the 2004 annual general meetings which is set out on pages 46 and 47 of the Annual Report and which can also be found on the BHP Billiton website at *www.bhpbilliton.com*.

The maximum number of Deferred Shares or Options specified above is also based on the annual salary of the relevant executive Director at 30 June 2005, assumed exchange rates of A$1.328 and GBP0.538 to US$1.00 and an assumed share price at the date of grant of A$17.50 for BHP Billiton Limited shares and GBP7.50 for BHP Billiton Plc shares, being the average exchange rates and share prices for the 12 months to 30 June 2005. It also assumes under the Black-Scholes pricing model that each Option is valued at 25 per cent of a share.

The actual number of Deferred Shares or Options awarded will be dependent upon the exchange rate and the share price at the time of the award as well as the elections which the executive Directors make as to whether to receive Options as an alternative to Deferred Shares.

The number of Performance Shares outlined above has been determined by the Remuneration Committee taking into account the limits contained in the LTIP.

(b) There is no cost to the executive Directors on the grant of Deferred Shares, Options or Performance Shares. The Deferred Shares and Performance Shares will not have an exercise price. Options have an exercise price equal to the volume weighted average trading price of the Ordinary Shares over the five business days immediately prior to the award date.

(c) The names of the Directors or associates of the Directors who received securities under the GIS and the LTIP pursuant to shareholder approval at the 2004 annual general meetings and the number of securities received (none of which had an acquisition price) are:

Awards under the GIS and the LTIP			
Director	Deferred Shares	Options	Performance Shares
Mr C W Goodyear	44 601	180 613	500 000
Mr M Salamon	80 151	0	300 000

(d) The names of all Directors and their associates entitled to participate in the GIS and LTIP are Mr C W Goodyear and Mr M Salamon.

(e) In relation to the operation of the GIS and the LTIP for the current financial year, the Deferred Shares, Options and Performance Shares may be issued up until 19 October 2006. The period during which underlying shares may be issued as a result of the exercise or award of the Deferred Shares and Options is August 2007 to August 2010. The period during which underlying shares may be issued as a result of the exercise or award of Performance Shares is August 2010 to August 2015.

These items are regarded as significant matters and must therefore be considered as joint electorate actions. They must be passed as ordinary resolutions.

Items 20 and 21 – Amendments to the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc

Proposed amendments to the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc and an explanation of those amendments are set out in Appendices 1 and 2 to this Notice of Meeting, respectively.

Please note that a copy of each of the Constitution of BHP Billiton Limited and the Articles of Association of BHP Billiton Plc showing the proposed amendments set out in Appendices 1 and 2, respectively to this Notice of Meeting is available by contacting the Group's Company Secretariat on 61 3 9609 3323 or 44 (0) 207 802 4054.

Rule(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation
Rules 2, 4, 8, 35, 51, 55, 56, 59, 60, 61, 62, 68, 76, 79, 80, 87, 89, 90, 98, 104, 121, (heading above Rule 141), 141, 142, 144 and 148.	In Rule 2 (1) amend the following defined terms (but not the definitions of those terms) by substituting: • '**BHP Deed Poll Guarantee**' with '**Limited Deed Poll Guarantee**'; • '**BHP Entrenched Provision**' with '**Limited Entrenched Provision**'; • '**BHP Group**' with '**Limited Group**'; • '**BHP Ordinary Shares**' with '**Limited Ordinary Shares**'; • '**BHP Special Voting Share**' with '**Limited Special Voting Share**'; • '**BHP SVC**' with '**Limited SVC**'; • '**Billiton**' with '**Plc**'; • '**Billiton Articles**' with '**Plc Articles**'; • '**Billiton Deed Poll Guarantee**' with '**Plc Deed Poll Guarantee**'; • '**Billiton Entrenched Provision**' with '**Plc Entrenched Provision**'; • '**Billiton Group**' with '**Plc Group**'; • '**Billiton Ordinary Shares**' with '**Plc Ordinary Shares**'; • '**Billiton Special Voting Share**' with '**Plc Special Voting Share**'; • '**Billiton SVC**' with '**Plc SVC**'; • '**Board of Billiton**' with '**Board of Plc**'; and • '**Excluded Billiton Holder**' with '**Excluded Plc Holder**', and place the amended defined terms in alphabetical order. Make corresponding amendments to give effect to these changes where these defined terms appear in the following Rules: 2 (except the terms "BHP SVC Pty Limited" and "Billiton SVC Limited" in the definitions of '**BHP SVC**' and '**Billiton SVC**' respectively), 4, 8, 35, 51, 55, 56, 59, 60, 61, 62, 68, 76, 79, 80, 87, 89, 90, 98, 104, 121, (heading above Rule 141), 141, 142, 144 and 148.	These amendments are designed to replace the terms 'BHP' and 'Billiton' where they appear separately with 'Limited' and 'Plc' respectively. BHP Billiton has now operated under the Dual Listed Company structure for over four years and the references to the previous names of 'BHP' and 'Billiton' are no longer considered appropriate. Similar amendments are proposed to the Articles of Association of BHP Billiton Plc.
75 and 89(1)(a)	'~~75. Share Qualification for Directors~~Not used ~~Each Director is required to hold, within 2 months of the Director's appointment and thereafter during the period of office of the Director, not less than 1,000 Ordinary Shares in the Company or in Billiton or the equivalent of that number of shares in the form of BHP American Depositary shares.'~~ '**89. Vacation of office** (1) The office of a Director is vacated: (a) ~~if the Director does not hold the number of shares required to qualify for office in accordance with Article 75~~ **Not used**;'	As noted below in the explanation for the proposed amendment to Article 75 of BHP Billiton Plc's Articles of Association, the proposed deletion of Rule 75 is recommended because the minimum shareholding requirement imposed by Rule 75 is no longer considered necessary. It has been superseded by the Board's policy of requiring Directors to acquire and hold shares in BHP Billiton Plc or BHP Billiton Limited with a value equivalent to one year's remuneration of the relevant Director. The deletion of Rule 75 also requires a consequential deletion of Rule 89(1)(a). Similar amendments are proposed to BHP Billiton Plc's Articles of Association.
80	'**80. Appointment and remuneration of executive Directors** (1) The Directors <u>or any committee authorised by the Board</u> may from time to time appoint ~~one or more of their body~~ <u>any Director</u> to be the holder of any executive office on such terms and for such period as they may determine and, without prejudice to any claim for damages for breach of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment.' '(2) Subject to the Act and the Listing Rules, a Director appointed to hold employment or executive office with the Company or Plc shall be appointed on such terms as to remuneration (whether by salary, commission or participation in profits or otherwise) as may be determined by the Board <u>or any committee authorised by the Board.</u>'	As noted below in the explanation for the proposed amendments to Articles 80(1) and 80(2) of BHP Billiton Plc's Articles of Association, the amendments to Rules 80(1) and 80(2) have been proposed to provide greater flexibility to the Board in performing its functions by expressly providing for the granting of authority by the Board to a committee of the Board to determine the level of remuneration and terms of appointment of executive Directors, and to create consistency between BHP Billiton Plc's Articles of Association and BHP Billiton Limited's Constitution.
81	'**81. Powers of ~~executive~~ Directors** The Board may entrust to and confer upon any Director ~~holding any executive office~~ any of the powers exercisable under this Constitution by the Board as it thinks fit and upon such terms and conditions and with such restrictions as it thinks appropriate but the conferring of powers by the Board on a Director does not exclude the exercise of those powers by the Board, and the Board may from time to time revoke, withdraw, alter or vary all or any of such powers.'	It is proposed that Rule 81 be amended to allow the Board to confer any of its powers exercisable under the Constitution upon non-executive Directors as well as executive Directors. From time to time, the Board may wish to delegate authority to a particular Director, most notably the Chairman, to determine certain matters. A similar amendment is proposed to BHP Billiton Plc's Articles of Association.

Rule(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation
83(4)	**'83. Retirement by rotation** . . . (4) ~~'At the annual general meetings to be held in 2001, 2002 and 2003, the provisions of this Rule shall be applied as though the Directors appointed to the Company on or about the date of the Sharing Agreement had been appointed Directors of the Company at the time that they were appointed or were last elected as directors of Billiton. This paragraph shall cease to have effect following the close of the 2003 annual general meeting~~ **Not used**.'	As Rule 83(4) ceased to have effect following the close of the 2003 annual general meeting, it is proposed that it be deleted.
122(2)	**'122. Manner of payment of dividends** . . . (2) Without limitation of Rule 122(1), ~~d~~Directors may also determine the foreign currency equivalent of any sums payable as a dividend by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such date or dates, in each case falling on or before the ~~time of the relevant announcement~~ record date for the dividend, as the Directors may in their discretion select.'	The amendments to Rule 122(2) have been proposed to enable the date on which the foreign currency conversion rates are set for the payment of dividends to shareholders who elect to receive dividends in a foreign currency, to be aligned with the record date for determining entitlements to receive the dividend. This would enable the foreign currency conversion rates to be set no later than the record date thereby eliminating BHP Billiton's exposure to foreign currency movements between the announcement and payment of each dividend. Notwithstanding the proposed amendments, the Board intends to continue its existing practice of setting the foreign currency conversion rates prior to the announcement of each dividend, and advising these rates when the dividend is announced. If shareholders wish to alter the currency in which they receive dividends, BHP Billiton will now require them to complete and return an appropriate election form two days prior to the announcement of the dividend, thereby reducing BHP Billiton's exposure to foreign currency exchange movements. Nevertheless, the proposed amendment is recommended to provide flexibility in the future. A similar amendment is proposed to the Articles of Association of BHP Billiton Plc.

146 and 99(2)(g)	**'146. Indemnity and insurance**
	
	(1) To the relevant extent:
	
	(a)~~(1)~~ ~~T~~the Company is to indemnify each officer of the Company out of the assets of the Company ~~to the relevant extent~~ against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer~~.~~;
	
	(b)~~(2)~~ ~~W~~where the Board considers it appropriate, the Company may execute a documentary indemnity in any form in favour of any officer of the Company~~.~~; and
	
	(c)~~(3)~~ ~~W~~where the Board considers it appropriate ~~and to the extent to which the Company is not precluded by law from doing so~~, the Company may:
	
	  (i)~~(a)~~ make payments of amounts by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer; and
	
	  (ii)~~(b)~~ bind itself in any contract or deed with any officer of the Company to make the payments.
	
	(2)~~(4)~~ In this Rule:
	
	(a) **officer** means a director, secretary or executive officer of the Company or a person who formerly held one of those positions.
	
	(b) **duties of the officer** includes, in any particular case where the Board considers it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the Company or, where applicable, a subsidiary of the Company to any other corporation.
	
	(c) **to the relevant extent** means:
	
	  (i) to the extent the Company is not precluded by Applicable ~~law~~ Regulation from doing so;
		Consistent with the proposed amendments to Articles 146 and 99(2)(g) of BHP Billiton Plc's Articles of Association, to reflect recent changes to the United Kingdom Companies Act (referred to below), corresponding amendments to Rules 146 and 99(2)(g) of the Constitution of BHP Billiton Limited are recommended to create consistency between BHP Billiton Plc's Articles of Association and BHP Billiton Limited's Constitution.

Rule(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation
146 and 99(2)(g) *continued*	(ii) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, in particular, an insurer under any insurance policy); and (iii) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation. (d) "*liability*" means all costs, charges, losses, damages, expenses, penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or otherwise.' **'99. Restrictions on voting** . . . (2) Subject to the provisions of the Act, a Director shall (in the absence of some other material personal interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely, where the material personal interest: . . . (g) relates to: (i) any payment by the Company or a related body corporate in respect of ~~a permitted indemnity (as defined under the Act)~~ an indemnity permitted by law; or (ii) any contract relating to or containing ~~such~~ an indemnity permitted by law; or'	

148, 2(1) and 62(2)	**'148. Share Control Limits**
	
	(1) The Limits
	
	(a) A person must not breach any of the following limits (called the *Limits*):
	    (i) section 606 (1) or 606(2) of the Act as each applies to Limited~~BHP~~ Ordinary Shares without regard to the Limited~~BHP~~ Special Voting Share; or
	    (ii) section 606 (1) or 606(2) of the Act as each applies to Limited~~BHP~~ Ordinary Shares and the Limited~~BHP~~ Special Voting Share; or
	    ~~(iii) Article 65.1(a)(iv) of the Billiton Articles setting a 30% limit in relation to Billiton Ordinary Shares without regard to the Billiton Special Voting Share; or~~
	    (iii)~~(iv)~~ Rule 9 of the City Code on Takeovers and Mergers ~~from time to time~~ setting a 30% limit in relation to voting rights of ~~Billiton~~ Plc; or
	    (iv) the 30% limit in relation to Plc Ordinary Shares without regard to the Plc Special Voting Share set out in Article 148(4) (called the *UK 30% Stand-Alone Limit*),
	
	(even if the acquisition is excepted under the provisions ~~of~~ relating to the relevant Limit), except as a result of a Permitted Acquisition.
	
	(b) Where any person breaches any such Limit (even if the acquisition is excepted under the provisions of the relevant Limit), except as a result of a Permitted Acquisition, that person is in breach of this Constitution.
	
	(c) Where any person breaches any such Limit (even if the acquisition is excepted under the provisions of the relevant Limit), except as a result of a Permitted Acquisition:
	    (i) all voting rights attaching to Limited~~BHP~~ Ordinary Shares; and
	    (ii) all votes attaching to the Limited~~BHP~~ Special Voting Share;
	
	(including shares or rights held by associates, concert parties or any other person holding shares in which that person is deemed to be interested or which are to be taken together for the purposes of the relevant Limit) taken into account in calculating that person's relevant interest or voting power or voting control level or voting rights (however expressed under the relevant Limit) are called *Votes in Breach*.
	
	(d) Any member determined by the Board to be holding ~~BHP~~Limited Ordinary Shares which carry Votes in Breach is a member in breach of this Constitution. Any such determination by the Board shall be final and binding.
		The proposed amendments to Rule 148 are recommended for the reasons set out in the explanation below for the proposed amendments to Article 148 of BHP Billiton Plc's Articles of Association, and to create consistency between BHP Billiton Plc's Articles of Association and BHP Billiton Limited's Constitution. Consequential amendments to definitions in Rule 2(1) and to Rule 62(2) are also required.

Rule(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation
148, 2(1) and 62(2) *continued*	**(2) Action by the Board** (a) The Board ~~may~~must do ~~all or any of~~ the following in order to enforce Rule 148(1) where the Board has reason to believe ~~that~~ any Limit is or may be breached except as a result of a Permitted Acquisition: (i) require any member to provide such information as the Board considers appropriate to determine any of the matters under this Rule 148; (ii) have regard to such public filings as it considers appropriate to determine any of the matters under this Rule 148; (iii) make any~~such~~ determinations required under this Rule 148, ~~as it thinks fit~~ either after calling for submissions from affected members or other persons or without calling for such submissions; (iv) determine that the voting rights (or some voting rights): (A) attached to such number of Limited~~BHP~~ Ordinary Shares held by a ~~member determined by the Board to be in breach of this Constitution~~ person or persons whom the Board has resolved should not be capable of exercising their votes in accordance with this paragraph (iv) (called ***Excess Shares***); and/or (B) attached to the Special Voting Share (in relation to Joint Electorate Actions), being votes otherwise required to be cast by the holder of the Special Voting Share to mirror the votes cast by certain holders of Plc~~Billiton~~ Ordinary Shares, are from a particular time incapable of being exercised for a definite or indefinite period but only to the extent necessary so that, as far as the Board can judge the matter, the person otherwise in breach of one or more of the Limits would not thereafter ~~exceed~~ breach any of the relevant ~~interest, or voting power or voting control or voting rights limit (however expressed under the relevant Limit). ***BHP Disenfranchised Shares*** means Excess Shares which the Board has resolved should not be capable of exercising their votes in accordance with this paragraph;~~ Limits except as a result of a Permitted Acquisition; (v) determine that any Excess Shares must be sold but only to the extent necessary so that, as far as the Board can judge the matter, the person otherwise in breach of one or more of the Limits would not thereafter ~~exceed~~ breach any of the relevant ~~interest or voting power or voting control or voting rights limit (however expressed under the relevant Limit);~~ Limits except as a result of a Permitted Acquisition; (vi) determine that any Excess Shares will not carry any right to any distributions from a particular time for a definite or indefinite period but only in respect of such number of shares as ~~exceeds~~breaches any of the relevant ~~interest or voting power or voting control or voting rights limit (however expressed under the relevant Limit);~~ Limits except as a result of a Permitted Acquisition; (vii) take such other action ~~as it thinks fit~~ for the purposes of enforcing this Rule 148 in a timely and efficient manner including: (A) prescrib~~e~~ing rules (not inconsistent with this Rule 148); (B) setting deadlines for the provision of information; (C) drawing adverse inferences where information requested is not provided; (D) mak~~e~~ing determinations or interim determinations; (E) executi~~on~~ing ~~of~~ documents on behalf of a member; (F) paying costs and expenses out of proceeds of sale of Excess Shares; and (G) changing any decision or determination or rule previously made. (b) No Director is liable for any such act or omission where the Director acts in good faith. **(3) Permitted Acquisitions** An acquisition is a Permitted Acquisition if the Board consents to the acquisition or if each of (a), (b) and (c) below is satisfied: (a) the acquisition is under or pursuant to a procedure: (i) which applies to both the ~~BHP~~Limited Ordinary Shares and the ~~Billiton~~Plc Ordinary Shares; or (ii) which is undertaken for both the ~~BHP~~Limited Ordinary Shares and the ~~Billiton~~Plc Ordinary Shares at or about the same time; and	

Rule(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation

148, 2(1) and 62(2) *continued*	(b) each such procedure complies with all Applicable Regulation and provisions of the Constitutions; and
	
	(c) the holders of ~~BHP~~Limited Ordinary Shares on the one hand and the holders of ~~Billiton~~Plc Ordinary Shares on the other hand are afforded equivalent treatment in terms of:
	
	   (i) the consideration offered for their shares (having regard to the Equalisation Ratio)
	
	   (ii) the information provided to them;
	
	   (iii) the time to consider the offer or procedure;
	
	   (iv) the conditions to which the procedure is subject; and
	
	   (v) the other terms of the procedure.
	
	(4) UK 30% Stand-Alone Limit
	
	For the purposes of this Rule 148, the '**UK 30% Stand-Alone Limit**' means that a person shall not acquire shares which taken together with shares held or acquired by persons determined by the Board to be acting in concert with him carry more than 30 per cent of the voting rights attributable to Plc Ordinary Shares. For this purpose, '**acting in concert**' has the same meaning as in the City Code on Takeovers and Mergers.
	
	(5) Mutual Recognition
	
	The Board may for the purposes of enforcing Rule 148(1):
	
	(a) make a determination that the holding by a person of shares in ~~Billiton~~Plc contributes to a breach by a person of a Limit and may communicate that determination to ~~Billiton~~Plc; or
	
	(b) accept a determination by the Board of ~~Billiton~~Plc that the holding by a person of shares in ~~BHP~~Limited contributes to a breach by a person of a relevant limit under the ~~Billiton~~Plc Articles;
	
	and in the case of (b) above the Board must take any action under ~~paragraph~~ Rule 148(2) above as if the holder of the relevant ~~BHP~~Limited shares were in breach of this Constitution.
	
	(6)~~(4)~~ Validity
	
	Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors or any Director or by the Chairman of any meeting acting in good faith under or pursuant to the provisions of this Rule shall be final and conclusive; and anything done, by or on behalf of, or on the authority of, the Directors or any Director acting in good faith pursuant to the foregoing provisions of this Rule shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Rule.'
	
	In Rule 2(1), delete the definitions of 'BHP Disenfranchised Shares' and 'Billiton Disenfranchised Shares' and insert the following new definition after the amended defined term "Plc Entrenched Provision":
	
	   '**Plc Excess Shares** has the meaning given to Excess Shares in the Plc Articles'
	
	In Rule 2(1) in paragraph (a) of the definition of **Limited Entrenched Provision:**
	• delete 'BHP Disenfranchised Shares';
	• substitute 'Billiton Disenfranchised Shares' with 'Plc Excess Shares'; and
	• insert 'Excess Shares'.
	
	In Rule 62(2) substitute 'Billiton Disenfranchised Shares' with 'Plc Excess Shares'.'	

Article(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation
2, 4, 8, 35, 51, 55, 56, 59, 60, 61, 62, 68, 76, 79, 80, 87, 89, 90, 98, 104, 121, 130, (heading above Rule 141), 141, 142, 144 and 148.	In Article 2 (1) amend the following defined terms (but not the definitions of those terms) by substituting: • '**BHP**' with '**Limited**'; • '**BHP Constitution**' with '**Limited Constitution**'; • '**BHP Deed Poll Guarantee**' with '**Limited Deed Poll Guarantee**'; • '**BHP Entrenched Provision**' with '**Limited Entrenched Provision**'; • '**BHP Group**' with '**Limited Group**'; • '**BHP Ordinary Shares**' with '**Limited Ordinary Shares**'; • '**BHP Special Voting Share**' with '**Limited Special Voting Share**'; • '**BHP SVC**' with '**Limited SVC**'; • '**Billiton Deed Poll Guarantee**' with '**Plc Deed Poll Guarantee**'; • '**Billiton Entrenched Provision**' with '**Plc Entrenched Provision**'; • '**Billiton Group**' with '**Plc Group**'; • '**Billiton Ordinary Shares**' with '**Plc Ordinary Shares**'; • '**Billiton Special Voting Share**' with '**Plc Special Voting Share**'; • '**Billiton SVC**' with '**Plc SVC**'; • '**Board of BHP**' with '**Board of Limited**'; and • '**Excluded Billiton Holder**' with '**Excluded Plc Holder**', and place the amended defined terms in alphabetical order. Make corresponding amendments to give effect to these amendments where these defined terms appear in the following Articles: 2 (except the terms 'BHP SVC Pty Limited' and 'Billiton SVC Limited' in the definitions of '**BHP SVC**' and '**Billiton SVC**' respectively), 4, 8, 35, 51, 55, 56, 59, 60, 61, 62, 68, 76, 79, 80, 87, 89, 90, 98, 104, 121, 130, (heading above Article 141), 141, 142, 144 and 148.	These amendments are designed to replace the terms 'BHP' and 'Billiton' where they appear separately, with 'Limited' and 'Plc' respectively. BHP Billiton has now operated under the Dual Listed Company structure for over four years and the references to the previous names of 'BHP' and 'Billiton' are no longer considered appropriate. Similar amendments are proposed to the Constitution of BHP Billiton Limited.
9	'**9. Directors' statutory authorisation** (1) Subject to the provisions of the Statutes relating to authority, pre-emption rights (to the extent not disapplied in accordance with the Statutes) and otherwise and of any resolution of the Company in general meeting ~~past~~passed pursuant thereto, all unissued shares shall be at the disposal of the Directors and they may allot (with or without conferring a right of renunciation), grant options over or otherwise dispose of them to such persons, at such times and on such terms as they think proper.' ~~(2) 'Without prejudice to and in addition to any other authority for the time being in existence, the Directors shall be generally and unconditionally authorised pursuant to and in accordance with Section 80 of the Act to exercise for each prescribed period all the powers of the Company to allot relevant securities up to an aggregate nominal amount equal to the Section 80 Amount. By such authority the Directors may, during the prescribed period, make offers or agreements which would or might require relevant securities to be allotted after the expiry of the prescribed period.'~~ ~~(3) 'Without prejudice to and in addition to any other authority for the time being in existence, during any period (not exceeding 15 months on any occasion) for which this power may be conferred by special resolution, the Directors shall be empowered to allot equity securities wholly for cash pursuant to and within the terms of the said authority:~~ ~~(a) in connection with a rights issue; and~~ ~~(b) otherwise than in connection with a rights issue, up to an aggregate nominal amount equal to the Section 89 Amount provided that such amount does not exceed an amount equal to 5 per cent of the nominal amount of the Ordinary Share capital of the Company in issue at the beginning of such period,~~ ~~as if Section 89(1) of the Act did not apply to any such allotment. By such power the Directors may, during the period referred to in this Article 9(3), make offers or agreements which would or might require equity securities to be allotted after the expiry of such period.'~~ ~~(4) 'For the purposes of this Article:~~ ~~(a) 'equity security' has the meaning given to it in Section 94 of the Act;~~ ~~(b) 'rights issue' means an offer of equity securities open for acceptance for a period fixed by the Directors to (i) holders on the register on a record date fixed by the Directors of Billiton Ordinary Shares in proportion to their respective holdings, (ii) (if the Directors so decide but not otherwise) holders on a record date fixed by the Directors of BHP Ordinary Shares in proportion to their respective holdings of BHP Ordinary Shares and so that the ratio of the entitlement per BHP Ordinary Share to the~~	The current provisions of the United Kingdom Companies Act 1985 allow shareholders to authorise Directors to allot shares and to suspend the requirement (contained in section 89 of the United Kingdom Companies Act) to offer unissued shares (which are offered for cash) first to existing shareholders for periods of up to five years. The proposed amendments to Articles 9(1) and the deletion of Articles 9(2), 9(3) and 9(4) will make the Articles of Association of BHP Billiton Plc consistent with the United Kingdom Companies Act. Notwithstanding the proposed amendments, the Board currently intends to continue to seek shareholder approval for both of these matters on an annual basis, as it is doing in proposed resolutions 14 and 15 contained in this Notice of Meeting. The Board recommends the proposed amendments to enable flexibility, consistent with the United Kingdom Companies Act, should it be required or desirable in the future.

Article(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation
9 *continued*	~~entitlement per Billiton Ordinary Share shall (as nearly as practicable) equal the Equalisation Ratio and (iii) other persons so entitled by virtue of the rights attaching to any other equity securities held by them, but subject in each case to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory;~~ ~~(c) 'prescribed period' means any period (not exceeding 15 months on any occasion) for which the authority conferred by paragraph 9(2) above is granted, renewed or extended by any resolution of the Company in General Meeting stating the Section 80 Amount for such period;~~ ~~(d) the 'Section 80 Amount' shall for each prescribed period be the amount stated in the relevant Resolution or, in either case, any increased amount fixed by Resolution of the Company in General Meeting;~~ ~~(e) the 'Section 89 Amount' shall for the period referred to in paragraph 9(3) and for any other period for which the power referred to therein is renewed by special resolution be the amount stated in the relevant special resolution; and~~ ~~(f) the nominal amount of any securities shall be taken to be, in the case of rights to subscribe for or to convert any securities into shares of the Company, the nominal amount of such shares which may be allotted pursuant to such rights.'~~	
49	**'49. Quorum** Five shareholders present in person or by proxy constitute a quorum for a general meeting. No business may be transacted at any meeting except the election of a Chairman and the adjournment of the meeting unless the requisite quorum is present at the commencement of the business.'	The proposed amendment to Article 49 is recommended in order to enable shareholders who are present by proxy to also count towards a quorum for a general meeting and is consistent with Rule 49 of BHP Billiton Limited's Constitution.
51(7)	**'51. Adjournment** . . . (7) Without prejudice to any other power which the chair may have under the provisions of these Articles or at law, the Chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if the Chairman decides that it has become necessary to do so in order to: (a) secure the proper and orderly conduct of the meeting; (b) give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or (c) ensure that the business of the meeting is properly disposed of.~~secure the proper and orderly conduct of the meeting~~'	The proposed amendment to Article 51(7) deletes the phrase 'secure the proper and orderly conduct of the meeting', which was included in error. The proper and orderly conduct of the meeting is already provided for in paragraph (a) of Article 51(7).
75 and 89(1)(a)	**'75. ~~Share Qualification for Directors~~ Not used** ~~'Each Director is required to hold, within 2 months of the Director's appointment and thereafter during the period of office of the Director, not less than 1,000 Ordinary Shares in the Company or in BHP or the equivalent of that number of shares in the form of BHP American Depositary shares.'~~ **'89. Vacation of Office** (1) The office of a Director is vacated: (a) ~~if the Director does not hold the number of shares required to qualify for office in accordance with Article 75~~ Not used;'	Article 75 requires each Director to hold at least 1000 shares in BHP Billiton Plc or BHP Billiton Limited within two months of the Director's appointment. This is reflected in section 291(1) of the United Kingdom Companies Act, which provides that any minimum shareholding imposed on a director by a company's Articles of Association must be held within two months of that director's appointment. It is not possible to extend this period. However, the law in England and Australia and BHP Billiton's Securities Dealing Code restrict Directors from acquiring or disposing of shares in BHP Billiton in certain circumstances. To avoid this potential conflict, it is recommended that Article 75 be deleted. Moreover, the minimum shareholding requirement imposed by Article 75 is no longer considered necessary because it has been superseded by the Board's policy of requiring Directors to acquire and hold shares in BHP Billiton Plc or BHP Billiton Limited with a value equivalent to one year's remuneration of the relevant Director. The deletion of Article 75 also requires a consequential deletion of Article 89(1)(a). The deletion of the minimum shareholding requirement in Rule 75 and of Rule 89(1)(a) of BHP Billiton Limited's Constitution are also recommended.

Article(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation
80	**'80. Appointment and remuneration of executive Directors** (1) The Directors or any committee authorised by the Board may from time to time appoint ~~one or more of their body~~ any Director to be the holder of any executive office on such terms and for such period as they may determine and, without prejudice to claim for damages for breach of any contract entered into in any particular case, may at any time revoke or vary the terms of any such appointment. (2) Subject to the Statutes, a Director appointed to hold employment or executive office with the Company or ~~BHP~~Limited shall be appointed on such terms as to remuneration (whether by salary, commission, participation in profits or otherwise) as may be determined by the Board or any committee authorised by the Board.'	The proposed amendments to Articles 80(1) and 80(2) are recommended to provide greater flexibility to the Board in performing its functions by allowing it to delegate to a committee the power to determine the level of remuneration and the terms of appointment of executive Directors. Under English law, if the Articles of Association do not expressly provide for a delegation by the Board to a committee of the authority to determine the remuneration of executive Directors, any such delegation may not be valid, despite the existence of a general authority to delegate powers to a committee. In accordance with the Board Governance Document, the Board will retain the authority to appoint the Chief Executive Officer. However, from time to time the Board may wish to delegate to a committee of the Board the authority to determine the remuneration or terms of appointment of an executive Director and recommends the amendment in order to ensure that this flexibility exists. Similar amendments are proposed to the Constitution of BHP Billiton Limited.
81	**'81. Powers of ~~executive~~ Directors** The Board may entrust to and confer upon any Director ~~holding any executive office~~ any of the powers exercisable under these Articles by the Board as it thinks fit and upon such terms and conditions and with such restrictions as it thinks appropriate but the conferring of powers by the Board on a Director does not exclude the exercise of those powers by the Board, and the Board may from time to time revoke, withdraw, alter or vary all or any of such powers.'	It is proposed that Article 81 be amended to allow the Board to confer any of its powers exercisable under the Articles upon non-executive Directors as well as executive Directors. From time to time, the Board may wish to delegate authority to a particular Director, most notably the Chairman, to determine certain matters. A similar amendment is proposed to the Constitution of BHP Billiton Limited.
83(4)	**'83. Retirement by rotation** . . . (4) **Not used** '~~At the annual general meetings to be held in 2001, 2002 and 2003, the provisions of this Article shall be applied as though the Directors appointed to the Company on or about the date of the Sharing Agreement had been appointed Directors of the Company at the time that they were appointed or were last elected as directors of BHP. This Article 83(4) shall cease to have effect following the close of the 2003 annual general meeting~~.'	As Article 83(4) ceased to have effect following the close of the 2003 annual general meeting, it is proposed that it be deleted.
122(2)	**'122. Manner of payment of dividends** . . . (2) Without limitation of Article 122(1), ~~d~~Directors may also determine the foreign currency equivalent of any sums payable as a dividend by reference to such market rate or rates or the mean of such market rates prevailing at such time or times or on such date or dates, in each case falling on or before the ~~time of the relevant announcement~~record date for the dividend, as the Directors may in their discretion select.'	The amendments to Article 122(2) have been proposed to enable the date on which the foreign currency conversion rates are set for the payment of dividends to shareholders who elect to receive dividends in a foreign currency, to be aligned with the record date for determining entitlements to receive the dividend. This would enable the foreign currency conversion rates to be set no later than the record date thereby eliminating BHP Billiton's exposure to foreign currency movements between the announcement and payment of each dividend. Notwithstanding the proposed amendments, the Board intends to continue its existing practice of setting the foreign currency conversion rates prior to the announcement of each dividend, and advising these rates when the dividend is announced. If shareholders wish to alter the currency in which they receive dividends, BHP Billiton will now require them to complete and return an appropriate election form two days prior to the announcement of the dividend, thereby reducing BHP Billiton's exposure to foreign currency exchange movements. Nevertheless, the proposed amendment is recommended to provide flexibility in the future. A similar amendment is proposed to the Constitution of BHP Billiton Limited.

Article(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation

146 and 99(2)(g)	**'146. Indemnity and insurance**
	
	(1) To the relevant extent:
	
	(a) the Company is to indemnify each officer of the Company out of the assets of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer;
	
	(b) where the Board considers it appropriate, the Company may execute a documentary indemnity in any form in favour of any officer of the Company; and
	
	(c) where the Board considers it appropriate, the Company may:
	
	  (i) make payments of amounts by way of premium in respect of any contract effecting insurance on behalf or in respect of an officer of the Company against any liability incurred by the officer in or arising out of the conduct of the business of the Company or in or arising out of the discharge of the duties of the officer; and
	
	  (ii) bind itself in any contract or deed with any officer of the Company to make the payments.
	
	(2) In this Article:
	
	(a) ***officer*** means a director, secretary or executive officer of the Company or a person who formerly held one of those positions.
	
	(b) ***duties of the officer*** includes, in any particular case where the Board considers it appropriate, duties arising by reason of the appointment, nomination or secondment in any capacity of an officer by the Company or, where applicable, a subsidiary of the Company to any other corporation.
	
	(c) ***to the relevant extent*** means:
	
	  (i) to the extent the Company is not precluded by Applicable Regulation from doing so;
	
	  (ii) to the extent and for the amount that the officer is not otherwise entitled to be indemnified and is not actually indemnified by another person (including, in particular, an insurer under any insurance policy); and
	
	  (iii) where the liability is incurred in or arising out of the conduct of the business of another corporation or in the discharge of the duties of the officer in relation to another corporation, to the extent and for the amount that the officer is not entitled to be indemnified and is not actually indemnified out of the assets of that corporation.
	
	(d) ~~(1)~~ ~~Subject to the provisions of and so far as may be consistent with the Statutes, every Director, Secretary or other officer of the Company shall be indemnified by the Company out of its own funds against and/or exempted by the Company from~~ ***liability*** means all costs, charges, losses, damages, expenses ~~and liabilities incurred by him in the actual or purported execution and/or discharge of his duties and/or the exercise or purported exercise of his powers and/or otherwise in relation to or in connection with his duties, powers or office including (without prejudice to the generality of the foregoing) any liability incurred by him,~~ penalties and liabilities of any kind including, in particular, legal costs incurred in defending any proceedings~~, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and in which judgment is given in his favour (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his part) or in which he is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Court~~ (whether criminal, civil, administrative or judicial) or appearing before any court, tribunal, government authority or otherwise.
	
	~~(2)~~ ~~Without prejudice to paragraph 146(1) the Directors shall have power to purchase and maintain insurance for or for the benefit of any persons who are or were at any time Directors, officers or employees of any Relevant Company (as defined in paragraph 146(3)) or who are or were at any time trustees of any pension fund or employees' share scheme in which employees of any Relevant Company are interested, including (without prejudice to the~~
		The Companies (Audit, Investigations and Community Enterprise) Act 2004 introduced amendments to the United Kingdom Companies Act relating to indemnities which may be provided by companies (or their subsidiary undertakings) to their directors. Following these amendments to the United Kingdom Companies Act, the Deeds of Indemnity, Access and Insurance between BHP Billiton Plc and BHP Billiton Limited and each of their Directors were reviewed and new Deeds were entered into. The new Deeds between BHP Billiton Plc and each of its Directors are now more consistent with the Deeds between BHP Billiton Limited and each of its Directors. The proposed amendments to Article 146 have been made to reflect the amendments to the United Kingdom Companies Act and to create consistency between the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited.

Article(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation

146 and 99(2)(g) *continued*	~~generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to their duties, powers or offices in relation to any Relevant Company, or any such pension fund or employees' share scheme.~~
	~~(3) For the purpose of paragraph 146(2) 'Relevant Company' shall mean the Company, BHP, any holding company of the Company or of BHP or any other body, whether or not incorporated, in which the Company or BHP or such holding company or any of the predecessors of the Company or BHP or of such holding company has or had any interest whether direct or indirect or which is in any way allied to or associated with the Company or BHP, or any subsidiary undertaking of the Company or BHP or of such other body.'~~
	
	'**99. Restrictions of voting**
	. . .
	(2) Subject to the provisions of the Statutes, a Director shall (in the absence of some other material personal interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely where the interest:
	. . .
	(g) relates to:
	  (i) any payment ~~which, but for Section 310(3) of the Act, would be made pursuant to a provision falling within the terms of Section 310(1) of the Act or any contract relating to the making of such payment~~ by the Company or a Subsidiary in respect of an indemnity permitted by law; or
	  (ii) any contract relating to or containing an indemnity permitted by law; or'
		The amendments to Article 99(2)(g) have been proposed to reflect recent changes to the United Kingdom Companies Act introduced by the Companies (Audit, Investigations and Community Enterprise) Act 2004 in relation to indemnification of Directors. As a result of these changes, the references to section 310 of the Companies Act are obsolete, and it is recommended that they be deleted. The effect of the proposed amendment to Article 99(2)(g) is to entitle a director to vote (and be counted in the quorum) in respect of a resolution which relates to a payment to him or her under an indemnity permitted by law or which relates to any contract relating to such an indemnity. A similar amendment is proposed to the Constitution of BHP Billiton Limited.

148, 2(1) and 62(2)	'**148. Share Control Limits**
	(1) The Limits
	(a) A person must not breach any of the following limits (the '**Limits**'):
	  (i) section 606(1) or 606(2) of the Corporations Act as each applies to ~~BHP~~Limited Ordinary Shares without regard to the ~~BHP~~Limited Special Voting Share; or
	  (ii) section 606(1) or 606(2) of the Corporations Act as each applies to ~~BHP~~Limited Ordinary Shares and the ~~BHP~~Limited Special Voting Share; or
	  (iii) Rule 9 of the City Code on Takeovers and Mergers setting a 30 per cent. limit in relation to voting rights of ~~Billiton~~Plc ; or
	  (iv) the 30 per cent. limit in relation to ~~Billiton~~Plc Ordinary Shares without regard to the ~~Billiton~~Plc Special Voting Share set out in Article 148(4) (called the '*UK 30% Stand-Alone Limit*')~~;~~. or
	  (v) the 20 per cent. limit in relation to ~~Billiton~~Plc Ordinary Shares and the ~~Billiton~~Plc Special Voting Share referred to in Article 148(5)~~.~~.
	(even if the acquisition is excepted under the provisions relating to the relevant Limit), except as a result of a Permitted Acquisition.
	(b) Where any person breaches any such Limit (even if the acquisition is excepted under the provisions of the relevant Limit) except as a result of a Permitted Acquisition that person is in breach of these Articles.
	(c) Where any person breaches any such Limit (even if the acquisition is excepted under the provisions of the relevant Limit), except as a result of a Permitted Acquisition:
	  (i) all voting rights attaching to ~~Billiton~~Plc Ordinary Shares; and
	  (ii) all votes attaching to the ~~Billiton~~Plc Special Voting Share,
	(including shares or rights held by associates, concert parties or any other person holding shares in which that person is deemed to be interested or which are to be taken together for the purposes of the relevant Limit) taken into account in calculating that person's relevant interest or voting power or voting control level or voting rights (however expressed under the relevant Limit) are *Votes in Breach*.
		Article 148 is designed to ensure that BHP Billiton Plc and BHP Billiton Limited are effectively treated as one economic entity to the extent possible in a takeover situation. If a third party making a takeover bid for one entity does not make equivalent offers to the shareholders of both entities, the Board has certain discretionary powers. These include the ability to determine that the voting rights attached to shares held in excess of the limits set out in Article 148(1) are incapable of being exercised.
		
		The proposed amendments to Article 148 are recommended in anticipation of the implementation in the United Kingdom of the European Union Directive on Takeover Bids (2004/25/EEC) ('Directive'), which must be implemented in the United Kingdom no later than 20 May 2006. Article 9 of the Directive provides that the board of an offeree company must obtain the prior approval of its shareholders before taking any action which may result in the frustration of a bid (other than seeking alternative offers). Once the Directive is implemented, any exercise of the Board's discretionary powers under Article 148(2)(a) will require prior shareholder approval. This may not be practical.
		
		If the Board's powers under Article 148(2)(a) are made mandatory, so that they are automatically required to be exercised if the shareholding limits imposed by Article 148(1) are breached, it is considered likely that shareholder approval will not be required. However, the position will not be known with certainty until the United Kingdom Panel on Takeovers and Mergers enacts rules implementing Article 9 of the Directive.

Article(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation

148, 2(1) and 62(2) *continued*	(d) Any member determined by the Board to be holding ~~Billiton~~Plc Ordinary Shares which carry Votes in Breach is a member in breach of these Articles. Any such determination by the Board shall be final and binding.
	
	(2) Action by the Board
	
	(a) The Board ~~may~~must do ~~all or any of~~ the following in order to enforce Article 148(1) where the Board ~~it~~ has reason to believe that any Limit is or may be breached except as a result of a Permitted Acquisition:
	
	  (i) require any member to provide such information as the Board considers appropriate to determine any of the matters under this Article 148;
	
	  (ii) have regard to such public filings as it considers appropriate to determine any of the matters under this Article 148;
	
	  (iii) make any ~~such~~ determinations required under this Article 148 ~~as it thinks fit~~, either after calling for submissions from affected members or other persons or without calling for such submissions;
	
	  (iv) determine that the voting rights (or some voting rights):
	
	    (A) attached to such number of ~~Billiton~~Plc Ordinary Shares held by ~~such~~ a person or persons whom ~~as~~ the Board ~~may determine to be held in breach of these Articles ('Excess Shares') and/or a number of votes attaching to the Special Voting Share (in relation to Joint Electorate Actions)~~ has resolved should not be capable of exercising their votes in accordance with this paragraph (iv) (called '***Excess Shares***'); and/or
	
	    (B) attached to the Special Voting Share (in relation to Joint Electorate Actions), being votes otherwise required to be cast by the holder of the Special Voting Share to mirror the votes cast by certain holders of Limited Ordinary Shares,
	
	  are from a particular time incapable of being exercised for a definite or indefinite period but only to the extent necessary so that, as far as the Board can judge the matter, the person otherwise ~~determined to be~~ in breach of one or more of the Limits would not thereafter breach any of the relevant Limits ~~and in these Articles '**Billiton Disenfranchised Shares**' means Excess Shares which the Board has resolved should not be capable of exercising their votes in accordance with this paragraph~~ except as a result of a Permitted Acquisition;
	
	  (v) determine that any Excess Shares must be sold but only to the extent necessary so that, as far as the Board can judge the matter, the person otherwise in breach of one or more of the Limits would not thereafter breach any of the relevant Limits except as a result of a Permitted Acquisition;
	
	  (vi) determine that any Excess Shares will not carry any right to any distributions from a particular time for a definite or indefinite period but only in respect of such number of shares as ~~exceeds~~ breaches any of the relevant Limits except as a result of a Permitted Acquisition;
	
	  (vii) take such other action for the purposes of enforcing this Article 148 in a timely and efficient manner including:
	
	    (A) prescribing rules (not inconsistent with this Article 148);
	
	    (B) setting deadlines for the provision of information;
	
	    (C) drawing adverse inferences where information requested is not provided;
	
	    (D) making determinations or interim determinations;
	
	    (E) executing documents on behalf of a member;
	
	    (F) paying costs and expenses out of proceeds of sale of Excess Shares; and
	
	    (G) changing any decision or determination or rule previously made.
	
	(b) No Director is liable for any such act or omission where the Director acts in good faith.
		The Board considers that the amendments should be made at this time, in advance of the implementing rules, to maximise the likelihood that the protection which is afforded to shareholders by Article 148 will survive the implementation of the Directive. However, if the implementing rules deal with Article 9 of the Directive in a way which is not currently anticipated, shareholders may be asked to consider further amendments to ensure that Article 148 continues to operate as originally intended.
		
		Consequential amendments to definitions in Article 2(1) and to Article 62(2) are also required.
		
		Corresponding amendments are proposed to the Constitution of BHP Billiton Limited.

Article(s)	Proposed wording (mark-ups show proposed changes to the existing provisions)	Explanation

148, 2(1) and 62(2) *continued*	**(3) Permitted Acquisitions**
	
	An acquisition is a Permitted Acquisition if the Board consents to the acquisition or if each of (a), (b) and (c) below is satisfied:
	
	(a) the acquisition is under or pursuant to a procedure:
	  (i) which applies to both the ~~BHP~~Limited Ordinary Shares and the ~~Billiton~~Plc Ordinary Shares; or
	  (ii) which is undertaken for both the ~~BHP~~Limited Ordinary Shares and the ~~Billiton~~Plc Ordinary Shares at or about the same time; and
	
	(b) each such procedure complies with all Applicable Regulation and provisions of the Constitutions; and
	
	(c) the holders of ~~BHP~~Limited Ordinary Shares on the one hand and the holders of ~~Billiton~~Plc Ordinary Shares on the other hand are afforded equivalent treatment in terms of:
	  (i) the consideration offered for their shares (having regard to the Equalisation Ratio);
	  (ii) the information provided to them;
	  (iii) the time to consider the offer or procedure;
	  (iv) the conditions to which the procedure is subject; and
	  (v) the other terms of the procedure.
	
	(4) UK 30% Stand-Alone Limit
	
	For the purposes of this Article 148, the '**UK 30% Stand-Alone Limit**' means that a person shall not acquire shares which taken together with shares held or acquired by persons determined by the Board to be acting in concert with him carry more than 30 per. cent. of the voting rights attributable to ~~Billiton~~Plc Ordinary Shares. For this purpose, '**acting in concert**' has the same meaning as in the City Code on Takeovers and Mergers.
	
	(5) Section 606 Limit
	
	The Limit referred to in Article 148(1)(a)(v) is the Limit imposed by section 606(1) or 606(2) of the Corporations Act ~~as referred to in Rule 148(1) of the BHP Constitution.'~~.
	
	(6) Mutual Recognition
	
	The Board may~~.~~ for the purposes of enforcing Article 148(1):
	
	(a) make a determination that the holding by a person of shares in ~~BHP~~Limited contributes to a breach by a person of a Limit and may communicate that determination to ~~BHP~~Limited; or
	
	(b) accept a determination by the Board of ~~BHP~~Limited that the holding by a person of shares in ~~Billiton~~Plc contributes to a breach by a person of a relevant limit under the ~~BHP~~Limited Constitution;
	
	and in the case of (b) above the Board ~~may~~must take any action under Article 148(2) as if the holder of the relevant ~~Billiton~~Plc shares were in breach of these Articles.
	
	(7) Validity
	
	Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors or any Director or by the chairman of any meeting acting in good faith under or pursuant to the provisions of this Article shall be final and conclusive; and anything done, by or on behalf of, or on the authority of, the Directors or any Director acting in good faith pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Article.'
	
	In Article 2(1), delete the definitions of "BHP Disenfranchised Shares" and "Billiton Disenfranchised Shares" and insert the following new definition after the amended defined term "Limited Entrenched Provision":
	
	  '*Limited Excess Shares*' has the meaning given to Excess Shares in the Limited Constitution'.
	
	In Article 2(1) in paragraph (a) of the definition of *Plc Entrenched Provision*:
	· delete 'Billiton Disenfranchised Shares';
	· substitute 'BHP Disenfranchised Shares' with '*Limited Excess Shares*'; and
	· insert '**Excess Shares**'.
	
	In Article 62(2) substitute 'BHP Disenfranchised Shares' with '*Limited* **Excess Shares**'.'	

How to vote

Shareholders can vote by either:

- attending the meeting and voting in person or by attorney or, in the case of corporate shareholders, by corporate representative; or
- appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice of Meeting or by submitting their proxy appointment and voting instructions electronically via the internet or by facsimile.

Voting in person (or by attorney)

Shareholders, or their attorneys, who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that their holding may be checked against the BHP Billiton Share Register and attendances recorded. Attorneys should bring with them an original or certified copy of the power of attorney under which they have been authorised to attend and vote at the meeting.

A corporation, which is a shareholder, may appoint an individual to act as its representative and to vote in person at the meeting. The appointment must comply with the requirements of section 250D of the Corporations Act. The representative should bring to the meeting evidence of his or her appointment, including any authority under which it is signed, unless previously given to the BHP Billiton Share Registry.

Voting by proxy

- A shareholder entitled to attend and vote is entitled to appoint not more than two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

- The appointment of the proxy may specify the proportion or the number of votes that the proxy may exercise. Where more than one proxy is appointed and the appointment does not specify the proportion or number of the shareholder's votes each proxy may exercise, each proxy may exercise half of the votes.

- A proxy need not be a shareholder.

- The proxy can be either an individual or a body corporate.

- If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as they think fit.

- Should any resolution, other than those specified in this Notice, be proposed at the meeting, a proxy may vote on those matters as they think fit.

- If a proxy is instructed to abstain from voting on an item of business, they are directed not to vote on the shareholder's behalf on the poll and the shares which are the subject of the proxy appointment will not be counted in computing the required majority.

- Shareholders who return their proxy forms with a direction how to vote but do not nominate the identity of their proxy will be taken to have appointed the chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the chairman of the meeting will act in place of the nominated proxy and vote in accordance with any instructions. Proxy appointments in favour of the chairman of the meeting, the secretary or any Director which do not contain a direction how to vote will be used where possible to support each of the resolutions proposed in this Notice.

- Completed proxy forms should be sent to the BHP Billiton Share Registry using the pre-addressed envelope provided with this Notice.

- To be effective, proxy forms must be received at:

  BHP Billiton Share Registry
  Computershare Investor Services Pty Limited
  Yarra Falls
  452 Johnston Street
  Abbotsford VIC 3067
  PO Box 782
  Melbourne VIC 3000
  Australia

  or

  The Registered Office
  BHP Billiton Limited
  Level 27
  180 Lonsdale Street
  Melbourne VIC 3000
  Australia

  by 1.30 pm (Melbourne time) on Wednesday, 23 November 2005. Proxy forms received after this time will be invalid.

- Alternatively, proxy forms may be lodged by facsimile if received by the same time. The facsimile number is (613) 9473 2460.

- Shareholders may record their proxy appointment and voting instructions via the internet at *www.bhpbilliton.com*. Only registered BHP Billiton shareholders may access this facility, and will need their Holder Identification Number (HIN) or Securityholder Reference Number (SRN).

- The proxy form must be signed by the shareholder or the shareholder's attorney. Proxies given by corporations must be executed in accordance with the Corporations Act. Where the appointment of a proxy is signed by the appointor's attorney, a certified copy of the power of attorney, or the power itself, must be received by BHP Billiton Limited or its Share Registry, Computershare Investor Services Pty Limited at either of the above addresses, or by facsimile, and by 1.30 pm (Melbourne time) on Wednesday, 23 November 2005. If facsimile transmission is used, the power of attorney must be certified.

Shareholders who are entitled to vote

In accordance with Regulations 7.11.37 and 7.11.38 of the Corporations Regulations 2001, the Board has determined that a person's entitlement to vote at the annual general meeting will be the entitlement of that person set out in the Register of Shareholders as at 7.00pm (Melbourne time) on Wednesday, 23 November 2005.

By order of the Board

Karen Wood
Company Secretary

8 September 2005



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